UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

SUPERNUS PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

868459108
(CUSIP Number)

James Abell
c/o Abingworth Management Limited
Princes House
38 Jermyn Street
London, England SW1Y 6DN
+44 20 7534 1500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    868459108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,600,000*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,600,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,600,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 15.0%*

14.	Type of Reporting Person (See Instructions): CO

*      As of the date of filing of this Schedule 13D (the “Filing Date”), Abingworth Management Limited (“AML”) may be deemed to beneficially own an aggregate of 3,600,000 shares of common stock, $0.001 par value per share (“Common Stock”), of Supernus Pharmaceuticals, Inc. (the “Issuer”).  The number of shares reported above consists of (i) 3,569,400 shares of Common Stock held by Abingworth Bioventures IV LP (“ABV IV”) and (ii) 30,600 shares of Common Stock held by Abingworth Bioventures IV Executives LP (“ABV IV Execs,” and together with ABV IV, the “Abingworth Funds”).  AML, as the investment manager to the Abingworth Funds, may be deemed to beneficially own the 3,600,000 shares of Common Stock held by the Abingworth Funds.

Based on information disclosed by the Issuer in its Prospectus Supplement (File No. 333-171375) dated April 30, 2012 and filed with the Securities and Exchange Commission (“SEC”) on May 2, 2012, filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”), there were 23,912,319 shares of Common Stock outstanding as of May 4, 2012.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, AML is deemed to beneficially own an aggregate of 3,600,000 shares of Common Stock, or 15.0% of the shares of Common Stock deemed issued and outstanding as of the Filing Date.

Cusip No.    868459108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures IV LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,569,400*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,569,400*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,569,400*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 14.9%*

14.	Type of Reporting Person (See Instructions): PN

*      As of the Filing Date, ABV IV may be deemed to beneficially own an aggregate of 3,569,400 shares of Common Stock.  Based on information disclosed by the Issuer in its Prospectus Supplement (File No. 333-171375) dated April 30, 2012 and filed with the SEC on May 2, 2012, filed pursuant to Rule 424(b)(4) under the Securities Act, there were 23,912,319 shares of Common Stock outstanding as of May 4, 2012.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ABV IV is deemed to beneficially own an aggregate of 3,569,400 shares of Common Stock, or 14.9% of the shares of Common Stock deemed issued and outstanding as of the Filing Date.  AML, as the investment manager to ABV IV, may be deemed to beneficially own the 3,569,400 shares of Common Stock held by ABV IV.

Cusip No.    868459108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only):

Abingworth Bioventures IV Executives LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	30,600*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	30,600*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 30,600*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 0.1%*

14.	Type of Reporting Person (See Instructions): PN

*      As of the Filing Date, ABV IV Execs may be deemed to beneficially own an aggregate of 30,600 shares of Common Stock.  Based on information disclosed by the Issuer in its Prospectus Supplement (File No. 333-171375) dated April 30, 2012 and filed with the SEC on May 2, 2012, filed pursuant to Rule 424(b)(4) under the Securities Act, there were 23,912,319 shares of Common Stock outstanding as of May 4, 2012.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ABV IV Execs is deemed to beneficially own an aggregate of 30,600 shares of Common Stock, or 0.9% of the shares of Common Stock deemed issued and outstanding as of the Filing Date.  AML, as the investment manager to ABV IV Execs, may be deemed to beneficially own the 30,600 shares of Common Stock held by ABV IV Execs.

Item 1.   Security and Issuer

       This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1550 East Gude Drive, Rockville, Maryland 20850.

Item 2.   Identity and Background

       (a)           This statement is filed on behalf of: (i) Abingworth Bioventures IV LP (“ABV IV”); (ii) Abingworth Bioventures IV Executives LP (“ABV IV Execs,” and together with ABV IV, the “Abingworth Funds”); and (iii) Abingworth Management Limited (“AML,” and collectively with the Abingworth Funds, the “Reporting Persons”), the investment manager of the Abingworth Funds.

       (b)           The address of the principal business office of each of the Reporting Persons is c/o Abingworth Management Limited, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

       (c)           The principal business of the Abingworth Funds is to invest in and assist growth-oriented businesses in the life science and biomedical industries.  The principal business of AML is to serve as the investment manager to certain investment funds, including the Abingworth Funds.

       (d)           Neither the Reporting Persons nor any of its executive officers has, during the last five years, been convicted in a criminal proceeding.

       (e)           Neither the Reporting Persons nor any of its executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)           ABV IV is a limited partnership organized under the laws of England.  ABV IV Execs is a limited partnership organized under the laws of the State of Delaware.  AML is a company organized under the laws of England.

Item 3.   Source and Amount of Funds or Other Consideration

       Pursuant to a Series A Convertible Preferred Stock Purchase Agreement, dated as of December 22, 2005 (the “Series A Purchase Agreement”), by and among the Issuer, the holders of Common Stock identified therein, the Abingworth Funds and the other investors named therein (the “Other Investors” and together with the Abingworth Funds, the “Investors”), the Abingworth Funds acquired, at the closing of the transactions contemplated by the Series A Purchase Agreement, an aggregate of 10,000,000 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (“Preferred Stock”), for an aggregate purchase price of $10,000,000 (or $1.00 per share of Preferred Stock).  The Abingworth Funds purchased the Preferred Stock with their investment capital.  AML did not directly own any of the shares of Preferred Stock.  In connection with the Issuer’s initial public offering completed on May 4, 2012 (the “IPO”), each outstanding share of Preferred Stock, including those held by the Abingworth Funds, automatically converted into 0.25 share of Common Stock, without the payment to the Issuer of any consideration.

    In addition, on May 4, 2012, the Abingworth Funds purchased an additional 1,100,000 shares of Common Stock in the IPO at the public offering price of $5.00 per share.  Of the 1,100,000 shares of Common Stock purchased, ABV IV purchased 1,090,650 shares and ABV IV Execs purchased 9,350 shares.  The Abingworth Funds purchased these shares of Common Stock with their investment capital.  AML does not directly own any of the shares of Common Stock.

Item 4.   Purpose of Transaction

       The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  Except as set forth herein, the Report Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

       Pursuant to the Series A Purchase Agreement, (i) the Issuer issued and sold to the Abingworth Funds, and the Abingworth Funds purchased from the Issuer, an aggregate of 10,000,000 shares of Preferred Stock, and (ii) the Issuer issued and sold to the Other Investors, and the Other Investors purchased from the Issuer, in a series of two closings, an aggregate of 39,000,000 shares of Preferred Stock (the transactions specified in clauses (i) and (ii) above are referred to herein collectively as the “Private Placement”).  In connection with the Issuer’s IPO completed on May 4, 2012, each outstanding share of Preferred Stock, including those held by the Abingworth Funds, automatically converted into 0.25 share of Common Stock, without the payment to the Issuer of any consideration, such that, upon completion of the IPO, the 49,000,000 shares of Preferred Stock outstanding were automatically converted into an aggregate of 12,249,998 shares of Common Stock, 2,500,000 of which are held by the Abingworth Funds.  These 2,500,000 shares of Common Stock held by the Reporting Persons (the “Unregistered Shares”) have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) and are not freely tradable unless and until they are sold in an offering that is registered with the Securities and Exchange Commission (“SEC”) or that qualifies for an exemption from the SEC’s registration requirements.  Following the expiration of a 180-day “lock-up” period following the completion of the IPO (such period, as may be extended under certain circumstances, the “Restricted Period”), the Reporting Persons and the Other Investors have demand and piggyback registration rights with respect to the shares of Common Stock that were issued to them (including, in the case of the Reporting Persons, the Unregistered Shares) upon conversion of their Preferred Stock pursuant to an Investor Rights Agreement, dated December 22, 2005 (as amended to date, the “Investor Rights Agreement”).  These registration rights are described in greater detail below.

       In addition, as noted in Item 3 hereof, on May 4, 2012, the Abingworth Funds purchased an additional 1,100,000 shares of Common Stock in the IPO at the public offering price of $5.00 per share.  These 1,100,000 shares of Common Stock (the “Registered Shares”) have been registered under the Securities Act.  However, in connection with the IPO, the Abingworth Funds entered into lock-up agreements (collectively, the “Lock-Up Agreements”) running in favor of the underwriters of the IPO (the “Underwriters”) with regard to future sales of the Registered Shares.  Specifically, the Abingworth Funds have agreed, subject to certain exceptions, that, for a period of 180 days from April 30, 2012, the date of the final prospectus relating to the IPO, that they will not, without the prior written consent of the representatives of the Underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for Common Stock.  The Underwriters’ representatives, in their sole discretion, together may release any of the securities subject to lock-up agreements at any time.  Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs, or (ii) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  The description of the Lock-Up Agreements is qualified in its entirety by reference to the terms of the Lock-Up Agreements, copies of which have been filed as Exhibits 5 and 6 to this Schedule 13D.

       As noted above, the Abingworth Funds and the other parties to the Investor Rights Agreement have rights to register under the Securities Act the shares of Common Stock issued to them upon conversion of their Preferred Stock (“Conversion Shares”).  These rights become effective following the expiration of the Restricted Period.  First, following the expiration of the Restricted Period, Investors (including the Abingworth Funds) holding at least 35% of the Conversion Shares (or a lesser percentage if the aggregate offering price to the public would exceed $5,000,000) request a registration, can require the Issuer to register their shares of Common Stock.  The Investors also received certain “piggy-back” registration rights covering the Conversion Shares.  In the event that the Issuer proposes to register any of its securities under the Securities Act after the expiration of the Restricted Period, either for our its account or for the account of other stockholders, the Investors will be entitled to certain “piggyback” registration rights allowing the Investors to include their Conversion Shares in such registration, subject to certain marketing and other limitations.  As a result, whenever the Issuer proposes to file a registration statement under the Securities Act (other than with respect to a registration related to shares issuable under employee benefit plans and in certain other circumstances), the Investors will be entitled to notice of the registration and will have the right, subject to limitations that the underwriters may impose on the number of shares included in such registration, to include the Conversion Shares in the registration.  Finally, after the expiration of the Restricted Period, the Investors will be entitled to certain Form S-3 registration rights if the Issuer is eligible to file a registration statement on Form S-3.  Holders owning a certain percentage of the Conversion Shares (and certain other identified holders) have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate value of the securities to be sold under the registration statement on Form S-3 is at least $500,000, subject to exceptions specified in the Investor Rights Agreement.  The description of these provisions of the Investor Rights Agreement is qualified in its entirety by reference to the terms of the Investor Rights Agreement, as amended, which has been filed as Exhibits 3 and 4 to this Schedule 13D.

        Under the terms of a Stockholders’ Voting Agreement, dated December 22, 2005 (as amended to date, the “Voting Agreement”), by and among the Issuer, the holders of Common Stock identified therein and the Investors identified therein, entered into in connection with the Private Placement, the Abingworth Funds were entitled to elect one member of the Issuer’s board of directors for so long as the Abingworth Funds owned any capital stock of the Issuer.  The Abingworth Funds’ designee to the board is Michael F. Bigham.  Although the Voting Agreement terminated upon the consummation of the IPO, Mr. Bigham continues to serve as a member of the Issuer’s board of directors.  The description of these provisions of the Voting Agreement is qualified in its entirety by reference to the terms of the Voting Agreement, as amended, which has been filed as Exhibits 1 and 2 to this Schedule 13D.

       By virtue of the terms of the Investor Rights Agreement, the Reporting Persons and the Other Investors may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons and the Other Investors are not acting as a “group”, and the Reporting Persons disclaim beneficial ownership of, and any pecuniary interest in, all of the securities of the Issuer beneficially owned by the Other Investors.

       The foregoing descriptions of the Purchase Agreement, the Warrants and the Management Rights Agreement do not purport to be complete and are qualified in their entirety by the terms of such document which are incorporated herein by reference in response to this Item 4 and which, (i) in the case of the Purchase Agreement and the Form of Warrant, have been filed as exhibits to the Issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the SEC on October 22, 2009 and  (ii) in the case of the Management Rights Agreement, has been filed as an exhibit to this Schedule 13D.

Item 5.   Interest in Securities of the Issuer

       (a)           ABV IV is the owner of record of 3,569,400 shares of Common Stock.  ABV IV may be deemed to beneficially own approximately 14.9% of the Issuer’s outstanding Common Stock.  The foregoing beneficial ownership percentage is based upon a total of 23,912,319 shares of Common Stock issued and outstanding as of May 4, 2012, as reported by the Issuer in its Prospectus Supplement (File No. 333-171375) dated April 30, 2012 and filed with the SEC on May 2, 2012, filed pursuant to Rule 424(b)(4) under the Securities Act.

       ABV IV Execs is the owner of record of 30,600 shares of Common Stock.  ABV IV Execs may be deemed to beneficially own approximately 0.1% of the Issuer’s outstanding Common Stock.  The foregoing beneficial ownership percentage is based upon a total of 23,912,319 shares of Common Stock issued and outstanding as of May 4, 2012, as reported by the Issuer in its Prospectus Supplement (File No. 333-171375) dated April 30, 2012 and filed with the SEC on May 2, 2012, filed pursuant to Rule 424(b)(4) under the Securities Act.

       AML is not the owner of record of any shares of Common Stock.  AML may be deemed to beneficially own, in the aggregate, 3,600,000 shares of Common Stock held by the Abingworth Funds, representing approximately 15.0% of the Issuer’s outstanding Common Stock.  The foregoing beneficial ownership percentage is based upon a total of 23,912,319 shares of Common Stock issued and outstanding as of May 4, 2012, as reported by the Issuer in its Prospectus Supplement (File No. 333-171375) dated April 30, 2012 and filed with the SEC on May 2, 2012, filed pursuant to Rule 424(b)(4) under the Securities Act.

       (b)           As set forth in the cover sheets to this Schedule 13D, (i) ABV IV has shared voting and dispositive power with respect to the 3,569,400 shares of Common Stock held by ABV IV and has sole voting and dispositive power over none of the securities reported herein; (ii) ABV IV Execs has shared voting and dispositive power with respect to the 30,600 shares of Common Stock held by ABV IV Execs and has sole voting and dispositive power over none of the securities reported herein; and (iii) AML has shared voting and dispositive power with respect to the 3,600,000 shares of Common Stock held by the Abingworth Funds and has sole voting and dispositive power over none of the securities reported herein.

       (c)           Except as described in Item 3 and Item 4 of this Schedule 13D, during the past 60 days, there were no purchases or sales of Common Stock, or securities convertible into or exchangeable for Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

       (d)           Each Abingworth Fund has the right to receive dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it.  The limited partners or shareholders of each Abingworth Fund have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by it, in accordance with their respective ownership interests in such Abingworth Fund.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       As described in Items 3 and 4 above, in connection with the transactions contemplated by the Series A Purchase Agreement, the Abingworth Funds entered into the Voting Agreement and the Investor Rights Agreement with the Issuer and certain of the Other Investors.  As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the Lock-Up Agreements in connection with the IPO.  Each of these agreements has been filed as an exhibit to this Schedule 13D.

Item 7.   Material to be Filed as Exhibits

       The following exhibits are As described in Items 3 and 4 above, in connection with the transactions contemplated by the Series A Purchase Agreement, the Abingworth Funds entered into the Voting Agreement and the Investor Rights Agreement with the Issuer and certain of the Other Investors.  As described in Item 4 of this Schedule 13D, the Abingworth Funds entered into the Lock-Up Agreements in connection with the IPO.  Each of these agreements has been filed as an exhibit to this Schedule 13D.

Exhibit 1
Stockholders’ Voting Agreement, dated as of December 22, 2005, by and among the Issuer, the holders of Common Stock identified therein and the Investors identified therein, as amended by Amendment No. 1 thereto (incorporated by reference to Exhibit 4.9 to Amendment No. 7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-171375), as filed with the SEC on April 30, 2012).

Exhibit 2
Amendment No. 2 to Stockholders’ Voting Agreement, dated as of April 23, 2012, by and among the Issuer and the Investors identified therein (incorporated by reference to Exhibit 4.10 to Amendment No. 7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-171375), as filed with the SEC on April 30, 2012).

Exhibit 3
Investor Rights Agreement, dated December 22, 2005, by and among the Issuer and the holders of shares of Preferred Stock identified therein, as amended by Amendment No. 1 thereto (incorporated by reference to Exhibit 10.9 to Amendment No. 7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-171375), as filed with the SEC on April 30, 2012).

Exhibit 4
Amendment No. 2 to Investor Rights Agreement, dated April 6, 2012, by and among the Issuer and the holders of shares of Preferred Stock identified therein (incorporated by reference to Exhibit 10.29 to Amendment No. 7 to the Issuer’s Registration Statement on Form S-1 (File No. 333-171375), as filed with the SEC on April 30, 2012).

Exhibit 5	Lock-Up Agreement by ABV IV running in favor of the Underwriters, dated December 16, 2011.

Exhibit 6	Lock-Up Agreement by ABV IV Execs running in favor of the Underwriters, dated December 16, 2011.

Exhibit 7
Joint Filing Agreement, dated May 14, 2012, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2012

ABINGWORTH MANAGEMENT LIMITED

By: Abingworth Management Limited, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES IV EXECUTIVES LP

By: Abingworth Management Limited, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH MANAGEMENT LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit 5

Supernus Pharmaceuticals, Inc.
Public Offering of Common Stock

December 16, 2011

Citigroup Global Markets Inc.
Piper Jaffray & Co.
As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

c/o Piper Jaffray & Co.
345 Park Avenue, 12th Floor
New York, New York 10154

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering (the “Offering”) of Common Stock, $0.001 par value (the “Common Stock”), of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co., on behalf of the several Underwriters, offer, sell, contract to sell, pledge or otherwise dispose of; (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period commencing on the date hereof and ending 180 days after the date of the Underwriting Agreement (the “Lock-up Period”).

The foregoing sentence shall not apply to: (a) transactions relating to shares of Common Stock or any security convertible into Common Stock acquired in open market transactions after the completion of the Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Lock-up Period in connection with subsequent sales of Common Stock or any security convertible into Common Stock acquired in such open market transactions; and (b) transfers of shares of Common Stock or any security convertible into Common Stock (i) as a bona fide gift or gifts, or by will or intestate succession upon the death of the undersigned, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iii) as a distribution or transfer to: (x) limited partners, members, stockholders or affiliates of the undersigned; or (y) any corporation, partnership, limited liability company or other entity which controls the undersigned or to entities under common control with the undersigned, or (iv) with the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co., as representatives of the several Underwriters; provided that that in the case of any transfer under each of clauses (b) (i), (ii) and (iii) it shall be a condition to such transfer that (A) each transferee shall sign and deliver a lock up letter substantially in the form of this Lock-up Agreement; (B) any such transfer shall not involve a disposition for value; and (C) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Lock-up Period.  For purposes of this Lock-up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Company-directed shares of Common Stock the undersigned may purchase in the Offering.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a written plan meeting the requirements of Rule 10b5-1 (a “10b5-1 Plan”) under the Exchange Act, relating to the sale of securities of the Company, provided that (x) the securities subject to such plan may not be sold until after the expiration of the Lock-up Period and (y) that the establishment of such 10b5-1 Plan will not result in any public filing or other public announcement of such 10b5-1 Plan by the undersigned or the Company during the Lock-up Period.

If the undersigned is an officer or director of the Company, (i) Citigroup Global Markets Inc. and Piper Jaffray & Co., as representatives of the several Underwriters, agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock by the undersigned, they will notify the Company of the impending release or waiver, and (ii) the Company will agree in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by Citigroup Global Markets Inc. and Piper Jaffray & Co., as representatives of the several Underwriters, hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

If (i) the Company issues an earnings release or material news or a material event relating to the Company occurs, during the last 17 days of the Lock-up Period, or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. and Piper Jaffray & Co. waive, in writing, such extension.  The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-up Period and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

With respect to the Offering, the undersigned hereby waives any and all notice requirements and other rights with respect to the registration of any securities pursuant to any agreement, instrument, understanding or otherwise, including any registration rights agreement or similar agreement, to which the undersigned is a party or under which the undersigned is entitled to any right or benefit. In addition, the undersigned agrees that it will not, without the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co. as representatives of the several Underwriters, make any demand for, or exercise any right with respect to, the registration of any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for shares of the Common Stock during the Lock-up Period.  The undersigned hereby agrees that, to the extent that the terms of this Lock-up Agreement conflict with or are in any way inconsistent with any registration rights agreement to which the undersigned and the Company may be a party, this Lock-up Agreement supersedes such registration rights agreement.

[Signature Page Follows]

This Lock-up Agreement shall automatically terminate and be of no further effect upon the earliest to occur, if any, of: (i) either (A) Citigroup Global Markets Inc. and Piper Jaffray & Co. as representatives of the several Underwriters or (B) the Company advising the other party in writing, prior to execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, and (ii) the termination of the Underwriting Agreement prior to the Closing Date (as defined in the Underwriting Agreement) in accordance with the terms thereof.

Yours very truly,

ABINGWORTH BIOVENTURES IV LP

By:	/s/ James Abell
By: James Abell
Its: Director

Address:
38 Jermyn Street
London
SW1Y 6DN
UNITED KINGDOM

Exhibit 6

Supernus Pharmaceuticals, Inc.
Public Offering of Common Stock

December 16, 2011

Citigroup Global Markets Inc.
Piper Jaffray & Co.
As Representatives of the several Underwriters,

c/o Citigroup Global Markets Inc.
388 Greenwich Street
New York, New York 10013

c/o Piper Jaffray & Co.
345 Park Avenue, 12th Floor
New York, New York 10154

Ladies and Gentlemen:

This letter is being delivered to you in connection with the proposed Underwriting Agreement (the “Underwriting Agreement”), between Supernus Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering (the “Offering”) of Common Stock, $0.001 par value (the “Common Stock”), of the Company.

In order to induce you and the other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co., on behalf of the several Underwriters, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned or any person in privity with the undersigned or any affiliate of the undersigned), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period commencing on the date hereof and ending 180 days after the date of the Underwriting Agreement (the “Lock-up Period”).

The foregoing sentence shall not apply to: (a) transactions relating to shares of Common Stock or any security convertible into Common Stock acquired in open market transactions after the completion of the Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Lock-up Period in connection with subsequent sales of Common Stock or any security convertible into Common Stock acquired in such open market transactions; and (b) transfers of shares of Common Stock or any security convertible into Common Stock (i) as a bona fide gift or gifts, or by will or intestate succession upon the death of the undersigned, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, (iii) as a distribution or transfer to: (x) limited partners, members, stockholders or affiliates of the undersigned; or (y) any corporation, partnership, limited liability company or other entity which controls the undersigned or to entities under common control with the undersigned, or (iv) with the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co., as representatives of the several Underwriters; provided that that in the case of any transfer under each of clauses (b) (i), (ii) and (iii) it shall be a condition to such transfer that (A) each transferee shall sign and deliver a lock up letter substantially in the form of this Lock-up Agreement; (B) any such transfer shall not involve a disposition for value; and (C) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Lock-up Period.  For purposes of this Lock-up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing provisions shall be equally applicable to any Company-directed shares of Common Stock the undersigned may purchase in the Offering.

Notwithstanding anything herein to the contrary, nothing herein shall prevent the undersigned from establishing a written plan meeting the requirements of Rule 10b5-1 (a “10b5-1 Plan”) under the Exchange Act, relating to the sale of securities of the Company, provided that (x) the securities subject to such plan may not be sold until after the expiration of the Lock-up Period and (y) that the establishment of such 10b5-1 Plan will not result in any public filing or other public announcement of such 10b5-1 Plan by the undersigned or the Company during the Lock-up Period.

If the undersigned is an officer or director of the Company, (i) Citigroup Global Markets Inc. and Piper Jaffray & Co., as representatives of the several Underwriters, agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock by the undersigned, they will notify the Company of the impending release or waiver, and (ii) the Company will agree in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.  Any release or waiver granted by Citigroup Global Markets Inc. and Piper Jaffray & Co., as representatives of the several Underwriters, hereunder to any such officer or director shall only be effective two business days after the publication date of such press release.  The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this letter to the extent and for the duration that such terms remain in effect at the time of the transfer.

If (i) the Company issues an earnings release or material news or a material event relating to the Company occurs, during the last 17 days of the Lock-up Period, or (ii) prior to the expiration of the Lock-up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, the restrictions imposed by this agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Citigroup Global Markets Inc. and Piper Jaffray & Co. waive, in writing, such extension.  The undersigned hereby acknowledges that the Company has agreed in the Underwriting Agreement to provide written notice of any event that would result in an extension of the Lock-up Period and agrees that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned.  The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s shares of Common Stock except in compliance with the foregoing restrictions.

With respect to the Offering, the undersigned hereby waives any and all notice requirements and other rights with respect to the registration of any securities pursuant to any agreement, instrument, understanding or otherwise, including any registration rights agreement or similar agreement, to which the undersigned is a party or under which the undersigned is entitled to any right or benefit. In addition, the undersigned agrees that it will not, without the prior written consent of Citigroup Global Markets Inc. and Piper Jaffray & Co. as representatives of the several Underwriters, make any demand for, or exercise any right with respect to, the registration of any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for shares of the Common Stock during the Lock-up Period.  The undersigned hereby agrees that, to the extent that the terms of this Lock-up Agreement conflict with or are in any way inconsistent with any registration rights agreement to which the undersigned and the Company may be a party, this Lock-up Agreement supersedes such registration rights agreement.

[Signature Page Follows]

This Lock-up Agreement shall automatically terminate and be of no further effect upon the earliest to occur, if any, of: (i) either (A) Citigroup Global Markets Inc. and Piper Jaffray & Co. as representatives of the several Underwriters or (B) the Company advising the other party in writing, prior to execution of the Underwriting Agreement, that it has determined not to proceed with the Offering, and (ii) the termination of the Underwriting Agreement prior to the Closing Date (as defined in the Underwriting Agreement) in accordance with the terms thereof.

Yours very truly,

ABINGWORTH BIOVENTURES IV EXECUTIVES LP

By:	/s/ James Abell
By: James Abell
Its: Director

Address:
38 Jermyn Street
London
SW1Y 6DN
UNITED KINGDOM

Exhibit 7

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, $0.001 par value per share, of Supernus Pharmaceuticals, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of May 14, 2012

ABINGWORTH MANAGEMENT LIMITED

By: Abingworth Management Limited, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES IV EXECUTIVES LP

By: Abingworth Management Limited, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH MANAGEMENT LIMITED

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory